January 25, 2005



Mail Stop 0409

Jon R. Burney, Esq.
FTD Group, Inc.
3113 Woodcreek Drive
Downers Grove, Illinois  60515

Re:	FTD Group, Inc.
	Amendment No. 2 to
      Registration Statement on Form S-1 Filed January 21, 2005
      Registration No. 333-120723

Dear Mr. Burney:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please supplementally confirm that affiliates of Leonard Green
&
Partners, L.P. were not offered the opportunity to participate in this offering until after the initial filing of the registration statement.

2. In order to convey the nature and consequences of the transaction rather than the mechanics of the acquisition of FTD by Green
Equity
Investors, please revise throughout, including all headings, to refer to the transaction as a going private transaction rather than a merger.

Prospectus Summary

3. We note your responses to comments 2 and 5. Please revise the summary to disclose that upon completion of this offering, Green
Equity Investors IV LP will own 48.5% of your outstanding common stock.

4. We note that in response to prior comment 3 you have included compounded annual growth rates over five years instead of two years.
However, as previously noted, the use of compounded annual growth rates serves to smooth actual results and is not balanced with a
discussion of your expense growth rates.   Accordingly, we reissue
the comment.

Legal Opinion

5. We note your response to prior comment 22. However, we reissue our prior comment. This assumption is not appropriate as it in effect assumes away a substantial portion of the opinion.

*  *  *  *

      	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Rachel Zablow at (202) 942-5336 or Donna DiSilvio, Accounting Branch Chief, at (202) 942-1852 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan, Attorney-Advisor, at
(202) 824-5445 or the undersigned at (202) 942-1766 with any other questions.


Sincerely,



Elaine Wolff
Branch Chief


cc:	Howard A. Sobel, Esq. (via facsimile)
      Latham & Watkins, LLP





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FTD Group, Inc.
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